Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for

Third Quarter Fiscal Year 2020

- Third Quarter 2020 Net Revenue was $50.7 Million, within Guidance Range -

- Third Quarter 2020 Gross Profit was $24.1 Million, with Gross Margin of 47.5% -

- Third Quarter 2020 Operating Income was $2.5 Million, with Operating Margin of 4.9% -

- Third Quarter 2020 Net Income Attributable to CDEL was $3.0 Million, with Net Income Margin of 5.9% -

BEIJING —August 26, 2020— China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the third quarter of fiscal year 2020 ended June 30, 2020.

Third Quarter Fiscal 2020 Financial and Operational Highlights

•	Net revenue decreased by 17.9% to $50.7 million from $61.7 million in the prior year period.

•	Total course enrollments were 738,300, an increase of 0.5% from the third quarter of fiscal 2019.

•	Cash receipts from online course registration were $34.6 million, a 31.3% decrease from the third quarter of fiscal 2019.

•	Gross profit decreased by 22.8% to $24.1 million from $31.2 million in the prior year period.

•	Non-GAAP[1] gross profit decreased by 22.7% to $24.1 million from $31.2 million in the prior year period.

•	Gross margin was 47.5%, compared with 50.5% in the prior year period. Non-GAAP1 gross margin was 47.5%, compared with 50.5% in the prior year period.

•	Operating income decreased by 75.0% to $2.5 million from $9.9 million in the prior year period.

•	Non-GAAP[1] operating income decreased by 69.6% to $3.2 million from $10.4 million in the prior year period.

•	Net income attributable to CDEL was $3.0 million, compared with net income attributable to CDEL of $9.4 million in the prior year period.

•	Non-GAAP[1] net income attributable to CDEL was $3.7 million, compared with non- GAAP[1] net income attributable to CDEL of $10.0 million in the prior year period.

•

Basic and diluted net income per American Depositary Share (“ADS”) attributable to CDEL were $0.089 and $0.088, respectively, compared with basic and diluted net income per ADS attributable to CDEL of $0.282 and $0.281, respectively, for the third quarter of fiscal 2019. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•

Basic and diluted non-GAAP[1] net income per ADS attributable to CDEL were $0.111 and $0.109, respectively, compared with basic and diluted non-GAAP[1] net income per ADS attributable to CDEL of $0.299 and $0.296, respectively, for the third quarter of fiscal 2019.

•	Cash flow from operations decreased by 59.2% to $7.2 million from $17.6 million in the third quarter of fiscal 2019.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “In the third quarter of fiscal 2020, we reported net revenue of $50.7 million, within our guidance range. During the onset of the COVID-19 pandemic, in order to support our students across China with high-quality online professional education at a time when offline classes were suspended, we provided free online courses to students in Hubei province and significant discounts for certain online exam preparation courses to students outside Hubei. Our socially responsive actions resulted in a surge in enrollment in our second fiscal quarter as previously disclosed, effectively pulling forward the demand for our courses and thus dampening enrollment and cash receipts growth in our third fiscal quarter.”

“We believe in the long-term growth prospects of online professional education in China, and expect online education will continue to transform how knowledge is delivered and how students learn. We remain committed to serving students with our high-quality courseware and compelling online educational solutions during this challenging time. We are confident that our comprehensive lifelong learning ecosystem will enable us to reach a broad and growing student audience, and extend convenience, flexibility and engagement to their learning experience,” Mr. Zhu concluded.

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “As anticipated, the decrease in cash receipts for our courses due to our socially responsive actions, together with the postponement of certain professional certification examinations, negatively impacted our revenue growth for the third fiscal quarter. In addition, a delay in the publication of certain legal exam preparation books further weakened our third quarter revenue growth. Despite these headwinds, we maintained a disciplined cost structure and achieved a non-GAAP operating margin of 6.2% for the quarter. With our fourth fiscal quarter well underway, we are further impacted by the postponement of a number of core professional certification examinations held in Beijing and several other cities. We remain focused on balancing growth with a keen focus on profitability.”

Third Quarter Fiscal 2020 Financial Results

Net Revenue. Total net revenue decreased by 17.9% to $50.7 million in the third quarter of fiscal 2020 from $61.7 million in the third quarter of fiscal 2019. Net revenue from online education services, books and reference materials, and other sources contributed 78.9%, 12.8% and 8.3%, respectively, of total net revenues for the third quarter of fiscal 2020.

Online education services. Net revenue from online education services decreased by 8.1% to $40.0 million in the third quarter of fiscal 2020 from $43.5 million in the third quarter of fiscal 2019, primarily attributable to the decrease in revenue from the Company’s healthcare and accounting verticals due to the impact of COVID-19, stemming from the postponement of certain professional certification examinations across China and the aforementioned socially responsive actions the Company adopted, which resulted in a significant decline in cash receipts from online course registration in both the second and third fiscal quarters of 2020.

Books and reference materials. Net revenue from books and reference materials decreased by 33.8% to $6.5 million in the third quarter of fiscal 2020 from $9.8 million in the third quarter of fiscal 2019, primarily attributable to the delay in the publication of certain Legal Professional Qualification Examination books, due to the promulgation of new laws.

Others. Net revenue from other sources decreased by 49.8% to $4.2 million in the third quarter of fiscal 2020 from $8.4 million in the third quarter of fiscal 2019, primarily due to a significant decrease in revenue from the sale of college-related learning simulation software, and a significant decrease in the provision of offline training courses, resulting from the impact of COVID-19.

Cost of Sales. Cost of sales decreased by 12.8% to $26.6 million in the third quarter of fiscal 2020, from $30.6 million in the third quarter of fiscal 2019. Non-GAAP1 cost of sales decreased by 13.0% to $26.6 million in the third quarter of fiscal 2020, from $30.6 million in the third quarter of fiscal 2019. The decrease in cost of sales was primarily attributable to a decrease in cost of books and reference materials and lecture fees.

Gross Profit and Gross Margin. Gross profit was $24.1 million in the third quarter of fiscal 2020, down 22.8% from $31.2 million in the prior year period. Non-GAAP1 gross profit was $24.1 million, decreasing by 22.7% from $31.2 million in the prior year period. Gross margin was 47.5% in the third quarter of fiscal 2020, compared with 50.5% in the third quarter of fiscal 2019. Non-GAAP1 gross margin was 47.5% in the third quarter of fiscal 2020, compared with 50.5% in the third quarter of fiscal 2019.

Operating Expenses. Total operating expenses increased by 5.6% to $23.2 million in the third quarter of fiscal 2020, from $22.0 million in the prior year period. Non-GAAP1 total operating expenses increased by 5.0% to $22.6 million in the third quarter of fiscal 2020, from $21.5 million in the prior year period.

Selling expenses. Selling expenses increased by 4.6% to $17.8 million in the third quarter of fiscal 2020 from $17.0 million in the prior year period. Non-GAAP1 selling expenses increased by 4.5% to $17.8 million in the third quarter of fiscal 2020, from $17.0 million in the prior year period. The increase was primarily driven by higher advertising and promotional expenses, and the increase in commission to agents.

General and administrative expenses. General and administrative expenses increased by 8.8% to $5.4 million in the third quarter of fiscal 2020 from $4.9 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 7.0% to $4.8 million in the third quarter of fiscal 2020, from $4.4 million in the prior year period. The increase was mainly due to the increase in share-based compensation expenses.

Income Tax Expenses. Income tax expense decreased by 77.1% to $0.6 million in the third quarter of fiscal 2020 from $2.5 million in the prior year period, primarily due to the decrease in taxable income in the third quarter of fiscal 2020.

Net Income Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $3.0 million in the third quarter of fiscal 2020, compared with net income attributable to CDEL of $9.4 million in the prior year period. Non-GAAP1 net income attributable to CDEL was $3.7 million in the third quarter of fiscal 2020, compared with non-GAAP1 net income attributable to CDEL of $10.0 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 59.2% to $7.2 million in the third quarter of fiscal 2020 from $17.6 million in the prior year period. The operating cash inflow was mainly attributable to net income before non-cash items generated in the third quarter of fiscal 2020. The increase in accrued expenses and other liabilities also contributed to the operating cash inflow. The operating cash inflow was partially offset by the decrease in deferred revenue and the decrease/increase in amount due to/from related parties.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of June 30, 2020 increased by 2.7% to $133.7 million from $130.2 million as of March 31, 2020, mainly due to the operating cash inflow generated in the third quarter of fiscal 2020 and the drawdown of an offshore loan of $20.0 million. The increase was partially offset by (i) the dividend distribution of $19.6 million, (ii) the repayment of an onshore loan of $2.8 million, (iii) the payment of an investment of $0.7 million and (iv) the capital expenditure of $0.6 million.

First Nine Months of Fiscal 2020 Financial Results

Net Revenue. Total net revenue increased by 0.6% to $144.0 million in the first nine months of fiscal 2020 from $143.1 million in the first nine months of fiscal 2019. Net revenue from online education services, books and reference materials, and other sources contributed 75.0%, 10.9% and 14.1%, respectively, of total net revenues for the first nine months of fiscal 2020.

Online education services. Net revenue from online education services increased by 11.9% to $107.9 million in the first nine months of fiscal 2020 from $96.5 million in the first nine months of fiscal 2019.

Books and reference materials. Net revenue from books and reference materials decreased by 27.2% to $15.8 million in the first nine months of fiscal 2020 from $21.6 million in the first nine months of fiscal 2019.

Others. Net revenue from other sources decreased by 18.9% to $20.3 million in the first nine months of fiscal 2020 from $25.0 million in the first nine months of fiscal 2019.

Cost of Sales. Cost of sales decreased by 8.4% to $72.8 million in the first nine months of fiscal 2020 from $79.5 million in the first nine months of fiscal 2019. Non-GAAP1 cost of sales decreased by 8.5% to $72.7 million in the first nine months of fiscal 2020, from $79.4 million in the first nine months of fiscal 2019.

Gross Profit and Gross Margin. Gross profit was $71.2 million in the first nine months of fiscal 2020, up 11.9% from $63.7 million in the prior year period. Non-GAAP1 gross profit was $71.3 million, increasing by 12.0% from $63.7 million in the prior year period. Gross margin was 49.5% in the first nine months of fiscal 2020, compared with 44.5% in the first nine months of fiscal 2019. Non-GAAP1 gross margin was 49.5% in the first nine months of fiscal 2020, compared with 44.5% in the first nine months of fiscal 2019.

Operating Expenses. Total operating expenses increased by 9.7% to $69.3 million in the first nine months of fiscal 2020, from $63.2 million in the prior year period. Non-GAAP1 total operating expenses increased by 9.4% to $67.5 million in the first nine months of fiscal 2020, from $61.7 million in the prior year period.

Selling expenses. Selling expenses increased by 15.3% to $52.3 million in the first nine months of fiscal 2020 from $45.3 million in the prior year period. Non-GAAP1 selling expenses increased by 15.3% to $52.2 million in the first nine months of fiscal 2020, from $45.3 million in the prior year period.

General and administrative expenses. General and administrative expenses decreased by 4.7% to $17.0 million in the first nine months of fiscal 2020 from $17.9 million in the prior year period. Non-GAAP1 general and administrative expenses decreased by 7.0% to $15.2 million in the first nine months of fiscal 2020, from $16.4 million in the prior year period.

Income Tax Expenses. Income tax expense was $1.3 million in the first nine months of fiscal 2020, compared with income tax expense of $2.1 million in the prior year period.

Net Income Attributable to CDEL. As a result of the foregoing, net income attributable to CDEL was $5.6 million in the first nine months of fiscal 2020, compared with net income attributable to CDEL of $7.5 million in the prior year period. Non-GAAP1 net income attributable to CDEL was $7.5 million in the first nine months of fiscal 2020, compared with non-GAAP1 net income attributable to CDEL of $9.0 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 33.8% to $41.0 million in the first nine months of fiscal 2020 from $61.9 million in the prior year period.

Recent Developments Regarding the Non-binding “Going Private” Proposal

On June 8, 2020, the board of directors of the Company (the “Board”) received a preliminary non-binding proposal letter (the “Proposal Letter”) from Mr. Zhengdong Zhu, co-founder, chairman of the Board and chief executive officer of the Company (“Mr. Zhu”), Ms. Baohong Yin, co-founder of the Company, deputy chairman of the Board and the spouse of Mr. Zhu and their affiliated entity (collectively, the “Buyer Group”) to acquire all of the outstanding ordinary shares of the Company, including ordinary shares represented by American depositary shares (the “ADSs”, each representing four ordinary shares), for $2.27 in cash per ordinary share, or $9.08 in cash per ADS (the “Proposal”). On June 22, 2020, the Company announced that the Board had formed a special committee of independent directors (the “Special Committee”) consisting of Ms. Carol Yu and Ms. Annabelle Yu Long to review and evaluate the Proposal, and the Special Committee had retained Goulston & Storrs PC as its United States legal counsel in connection with its review and evaluation of the Proposal. On July 29, 2020, the Company announced that the Special Committee had retained Duff & Phelps, LLC as its financial advisor in connection with its review and evaluation of the Proposal.

The Company cautions its shareholders and others considering trading in its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Outlook

For the fourth quarter of fiscal 2020, the Company expects to generate total net revenue in the range of $58.4 million to $61.8 million, representing year-over-year decline of approximately 15% to 10%, respectively.

For fiscal year 2020, the Company expects to generate total net revenue in the range of $202.4 million to $205.8 million, representing year-over-year decline of approximately 4.4% to 2.8%, respectively.

The above guidance reflects the Company’s current and preliminary view, which is subject to change, particularly in consideration of uncertainties related to the impact of COVID-19, including the postponement of certain professional examinations, the schedule of reopening of schools, and the schedule of resumption of provision of offline training courses, among others.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, August 27, 2020 (8:00 p.m. Beijing Time on Thursday, August 27, 2020) to discuss financial results and answer questions from investors and analysts. Details for the conference call are as follows:

Event Title:	China Distance Education Holdings Limited Third Quarter of Fiscal Year 2020 Earnings Conference Call
Conference ID:	9952634
Registration Link:	http://apac.directeventreg.com/registration/event/9952634

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

A telephone replay will be available two hours after the call until September 3, 2020 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong, China: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 9952634

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter and full fiscal year 2020 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the impact of COVID-19 on our businesses; the solutions we adopt to address such impact of COVID-19; balancing growth and profitability; the growth prospects of online professional education in China; as well as the anticipated benefits of our strategic growth initiatives, including the promotion of the Company’s life-long learning ecosystem) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, the potential impact of the Proposal and any transaction in connection with the Proposal, our goals and growth strategies; future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; anticipated benefits of acquisition or disposal of businesses, competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange. In addition, with respect to the “going private” Proposal, there can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal will be entered into between the Company and the Buyer Group or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income attributable to CDEL, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin attributable to CDEL, operating margin, gross profit margin, and basic and diluted earnings per ADS and per share attributable to CDEL. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such items may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2019	June 30, 2020
Assets:
Current assets:
Cash and cash equivalents	67,977	83,927
Term deposits	—	4,954
Restricted cash	38,358	20,241
Short-term investments	22,118	24,550
Accounts receivable, net of allowance for doubtful accounts of US$1,648 and US$1,282 as of June 30, 2020 and September 30, 2019, respectively	7,330	6,182
Inventories	4,232	5,713
Prepayment and other current assets	26,732	30,143
Amounts due from related parties	515	908
Deferred cost	1,427	2,104

Total current assets	168,689	178,722

Non-current assets:
Property, plant and equipment, net	37,935	40,732
Operating lease right of use asset	—	30,074
Goodwill, net	74,829	75,704
Long term investments	25,379	25,572
Other intangible assets, net	30,113	24,318
Deposit for purchase of non-current assets	4,448	1,552
Deferred tax assets	3,865	3,713
Other non-current assets	10,092	7,579

Total non-current assets	186,661	209,244

Total assets	355,350	387,966

Liabilities and equity:
Current liabilities:
Bank borrowings	38,502	7,199
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$47,280 and US$35,491 as of June 30, 2020 and September 30, 2019, respectively)	38,267	49,950
Amount due to related parties	600	687
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$6,942 and US$8,188 as of June 30, 2020 and September 30, 2019, respectively)	10,899	8,579
Deferred revenue, current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$71,477 and US$93,364 as of June 30, 2020 and September 30, 2019, respectively)	94,202	72,253
Refundable fees—current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$24 and US$435 as of June 30, 2020 and September 30, 2019, respectively)	435	24
Operating lease liability—current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,614 and nil as of June 30, 2020 and September 30, 2019, respectively)	—	3,967

Total current liabilities	182,905	142,659

Non-current liabilities:
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$80,430 and US$33,564 as of June 30, 2020 and September 30, 2019, respectively)	33,564	80,430
Refundable fees—non—current portion (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,944 and US$2,440 as of June 30, 2020 and September 30, 2019, respectively)	2,440	3,944
Long-term bank borrowing	—	16,000
Deferred tax liabilities	12,695	6,410
Operating lease liability—non-current portion (including operating lease liability of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$24,536 and nil as of June 30, 2020 and September 30, 2019, respectively)	—	24,927

Total non-current liabilities	48,699	131,711

Total liabilities	231,604	274,370

Equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 shares authorized; 135,320,433 and 134,210,745 shares issued and outstanding at June 30, 2020 and September 30, 2019, respectively)	13	14
Additional paid-in capital	24,507	26,629
Accumulated other comprehensive loss	(12,357)	(8,805)
Retained earnings	60,668	46,612

Total China Distance Education Holdings Limited shareholder’s equity	72,831	64,450
Noncontrolling interests	50,915	49,146

Total equity	123,746	113,596

Total liabilities and equity	355,350	387,966

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2019	2020

Sales, net of business tax, value-added tax and related surcharges:
Online education services	43,529	39,996
Books and reference materials	9,826	6,507
Others	8,392	4,211
- Sale of learning simulation software	2,665	833
- Business start-up training services	886	175
- Others	4,841	3,203

Total net revenues	61,747	50,714

Cost of sales
Cost of services and others	(20,836)	(19,767)
Cost of tangible goods sold	(9,735)	(6,882)

Total cost of sales	(30,571)	(26,649)

Gross profit	31,176	24,065

Operating expenses
Selling expenses	(17,043)	(17,828)
General and administrative expenses	(4,947)	(5,383)

Total operating expenses	(21,990)	(23,211)
Other operating income	665	1,607

Operating income	9,851	2,461
Interest income	526	582
Interest expense	(703)	(216)
Gain from disposal of an investment	318	—
Exchange gain/(loss)	1,996	(243)

Income before income taxes	11,988	2,584
Income tax expense	(2,460)	(564)
Loss from equity method investments	(656)	(570)

Net income	8,872	1,450
Net loss attributable to noncontrolling interest	575	1,566

Net income attributable to China Distance Education Holdings Limited	9,447	3,016

Net income per share attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.070	0.022
Diluted	0.070	0.022

Net income per ADS attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.282	0.089
Diluted	0.281	0.088

Weighted average shares used in calculating net income per share attributable to China Distance Education Holdings Limited:
Basic	133,037,866	134,005,063
Diluted	134,342,150	135,441,737

China Distance Education Holdings Limited

Unaudited Condensed Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2019	2020

Sales, net of business tax, value-added tax and related surcharges:
Online education services	96,450	107,939
Books and reference materials	21,632	15,751
Others	25,049	20,322
- Sale of learning simulation software	9,630	7,295
- Business start-up training services	2,258	1,826
- Others	13,161	11,201

Total net revenues	143,131	144,012

Cost of sales
Cost of services and others	(62,461)	(57,938)
Cost of tangible goods sold	(16,997)	(14,840)

Total cost of sales	(79,458)	(72,778)

Gross profit	63,673	71,234

Operating expenses
Selling expenses	(45,327)	(52,273)
General and administrative expenses	(17,855)	(17,016)

Total operating expenses	(63,182)	(69,289)
Change in fair value of contingent consideration payable	695	—
Other operating income	2,434	3,932

Operating income	3,620	5,877

Interest income	1,714	1,952
Interest expense	(2,294)	(901)
Gain from disposal of an investment	318	—
Gain from deconsolidation of a subsidiary	6,869	—
Exchange loss	(104)	(1,154)

Income before income taxes	10,123	5,774
Income tax expense	(2,077)	(1,259)
Loss from equity method investments	(1,019)	(847)

Net income	7,027	3,668
Net loss attributable to noncontrolling interest	457	1,897

Net income attributable to China Distance Education Holdings Limited	7,484	5,565

Net income per share attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.056	0.041
Diluted	0.056	0.041

Net income per ADS attributable to China Distance Education Holdings Limited:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.224	0.165
Diluted	0.223	0.165

Weighted average shares used in calculating net income per share attributable to China Distance Education Holdings Limited:
Basic	132,946,829	133,808,589
Diluted	134,072,148	135,124,141

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2019	2020
	(Unaudited)	(Unaudited)

Cost of sales	30,571	26,649
Share-based compensation expense in cost of sales	—	45
Non-GAAP cost of sales	30,571	26,604

Selling expenses	17,043	17,828
Share-based compensation expense in selling expenses	—	19
Non-GAAP selling expenses	17,043	17,809

General and administrative expenses	4,947	5,383
Share-based compensation expense in general and administrative expenses	503	626
Non-GAAP general and administrative expenses	4,444	4,757

Gross profit	31,176	24,065
Share-based compensation expenses	—	45
Non-GAAP gross profit	31,176	24,110

Gross profit margin	50.5%	47.5%
Non-GAAP gross profit margin	50.5%	47.5%

Operating income	9,851	2,461
Share-based compensation expenses	503	690
Non-GAAP operating income	10,354	3,151

Operating margin	16.0%	4.9%
Non-GAAP operating margin	16.8%	6.2%

Net income attributable to CDEL	9,447	3,016
Share-based compensation expense	503	690
Non-GAAP net income attributable to CDEL	9,950	3,706

Net income margin attributable to CDEL	15.3%	5.9%
Non-GAAP net income margin attributable to CDEL	16.1%	7.3%

Net income per share attributable to CDEL—basic	0.070	0.022
Net income per share attributable to CDEL—diluted	0.070	0.022
Non-GAAP net income per share attributable to CDEL—basic	0.075	0.028
Non-GAAP net income per share attributable to CDEL—diluted	0.074	0.027

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.282	0.089
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.281	0.088
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.299	0.111
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.296	0.109

Weighted average shares used in calculating basic net income per share attributable to China Distance Education Holdings Limited	133,037,866	134,005,063
Weighted average shares used in calculating diluted net income per share attributable to China Distance Education Holdings Limited	134,342,150	135,441,737
Weighted average shares used in calculating basic non-GAAP net income per share attributable to China Distance Education Holdings Limited	133,037,866	134,005,063
Weighted average shares used in calculating diluted non-GAAP net income per share attributable to China Distance Education Holdings Limited	134,342,150	135,441,737

Note 1: Each ADS represents four ordinary shares

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Nine Months Ended June 30,
	2019	2020
	(Unaudited)	(Unaudited)

Cost of sales	79,458	72,778
Share-based compensation expense in cost of sales	23	95
Non-GAAP cost of sales	79,435	72,683

Selling expenses	45,327	52,273
Share-based compensation expense in selling expenses	10	39
Non-GAAP selling expenses	45,317	52,234

General and administrative expenses	17,855	17,016
Share-based compensation expense in general and administrative expenses	1,482	1,795
Non-GAAP general and administrative expenses	16,373	15,221

Gross profit	63,673	71,234
Share-based compensation expenses	23	95
Non-GAAP gross profit	63,696	71,329

Gross profit margin	44.5%	49.5%
Non-GAAP gross profit margin	44.5%	49.5%

Operating income	3,620	5,877
Share-based compensation expenses	1,515	1,929
Non-GAAP operating income	5,135	7,806

Operating margin	2.5%	4.1%
Non-GAAP operating margin	3.6%	5.4%

Net income attributable to CDEL	7,484	5,565
Share-based compensation expense	1,515	1,929
Non-GAAP net income attributable to CDEL	8,999	7,494

Net income margin attributable to CDEL	5.2%	3.9%
Non-GAAP net income margin attributable to CDEL	6.3%	5.2%

Net income per share attributable to CDEL—basic	0.056	0.041
Net income per share attributable to CDEL—diluted	0.056	0.041
Non-GAAP net income per share attributable to CDEL—basic	0.068	0.056
Non-GAAP net income per share attributable to CDEL—diluted	0.067	0.055

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.224	0.165
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.223	0.165
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.271	0.224
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.269	0.222

Weighted average shares used in calculating basic net income per share attributable to China Distance Education Holdings Limited	132,946,829	133,808,589
Weighted average shares used in calculating diluted net income per share attributable to China Distance Education Holdings Limited	134,072,148	135,124,141
Weighted average shares used in calculating basic non-GAAP net income per share attributable to China Distance Education Holdings Limited	132,946,829	133,808,589
Weighted average shares used in calculating diluted non-GAAP net income per share attributable to China Distance Education Holdings Limited	134,072,148	135,124,141

Note 1: Each ADS represents four ordinary shares